SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                October 17, 2001
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F X         Form 40-F
                                  --                 --


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes            No X
                                  ---           ---


          (If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-               .
                                                           ---------------

[GENESYS LOGO OMITTED]


FOR IMMEDIATE RELEASE - October 16, 2001
----------------------------------------


     Genesys Conferencing to issue new shares on the Euronext Paris Stock Exchange for a total amount of approximately euro 25 million

Montpellier, France - October 16, 2001 - Genesys Conferencing (Euronext Paris :
3955 and Nasdaq National Market New-York : GNSY), the world's leading conferencing specialist, announced today that it will issue new shares on the Euronext Paris Stock Exchange to raise approximately euro 25 million.

Given the favorable environment for the conferencing industry, Genesys Conferencing is looking at reinforcing its financial capacity in order to:

     - maintain the capacity of its technical platforms to face the increase in volumes and preserve planned safety margins, and

     - support the accelerating deployment of its services, to meet the increase in demand for value-added services from multinationals companies.

Terms of the offering :
In the offering, Genesys will issue 1 520 380 new shares or up to 1 748 438 new shares if the underwriter's overallotment option is exercised. The offering will be made on the Euronext Paris Stock Exchange without preferential subscription rights or priority subscription period for existing shareholders.

The offering will include an institutional placement in France and outside France (and outside the United States and Canada), and a retail offering to investors located in France. The subscription period will last from Wednesday October 17, to Friday October 19. Final transaction terms will be determined in the evening on Tuesday, October 16.

These materials are not an offer for sale of Genesys' shares in the United States. Genesys' shares may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Genesys S.A. does not intend to register any portion of the offering in the United States or to conduct a public offering of shares in the United States.

CONTACTS Genesys Conferencing :
Pierre SCHWICH                    Marine POUVREAU                     Florence CATEL
Executive Vice President,
Audit, Financial Planning
and Investor Relations            Shareholder and Investor Relations  Corporate Press Relations
Tel: +33 4 99 13 27 55            Tel: + 33 4 99 13 25 17             Tel: + 33 4 99 13 27 49
pierre.schwich@genesys.com        marine.pouvreau@genesys.com         florence.catel@genesys.com
--------------------------


     Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market
    Euronext : 3955 - Nasdaq : GNSY - Reuters : GNSY LP - Bloomberg : GENE LP
                                 www.genesys.com
                                 ---------------

Note d'Operation
----------------

On October 17, 2001, the French Commission des operations de bourse approved and registered Genesys' prospectus relating to a 22.3 million euro offering of new shares that was priced on October 16, 2001 at a price of 14.7 euro per share. The prospectus consists of a definitive transaction note (note d'operation), registered under number 01-1220, a preliminary transaction note, registered under number 01-1216 and Genesys' reference document (document de reference), dated August 3, 2001, registered under number R.01-404. The transaction notes are available only in the French language. Substantially all of the information in the reference document can be found in Genesys' registration statement on Form F-4, dated March 23, 2001, Genesys' special financial report on Form 20-F, dated June 29, 2001, and in press releases previously submitted to the Securities and Exchange Commission on Form 6-K.

                 English Summary of Definitive Note d'Operation
                  Relating to Proposed Genesys Capital Increase


1.       Translation of Summary of Transaction Terms

Number of New Shares to be Issued       1,520,380 new shares, par value 5 euro
                                        per share.

Issue Price                             14.7 euro, 5 euro of which represents
                                        the nominal value and 9.7 euro of
                                        which represents the offering premium.

Date as of which new shares
accrue dividend rights                  January 1, 2001

Offer Period                            From and including October
                                        17, 2001, to and including October
                                        22, 2001.

Preferential subscription               Pursuant to its second resolution, the
rights and priority                     mixed shareholders meeting of March 23,
subscription period                     2001 waived preferential subscription
                                        rights for shareholders. No priority
                                        subscription period will be established.

Listing The new shares will be admitted to the Nouveau Marche of Euronext Paris on October 25, 2001

Most recent trading price               The most recent trading price of the
                                        shares on the Nouveau Marche on October
                                        15, 2001: 16.79 euro.



Purpose of the Offering Given the

                                        favorable environment for the Company,
                                        Genesys wishes to have additional
                                        financial resources in order:

                                        to maintain the capacity of its
                                           technical platforms to face the
                                           increase in volumes and preserve
                                           planned safety margins, and

                                        to ensure the acceleration of the roll
                                           out of new services responding to
                                           increasing demand for value added
                                           services by large multinational
                                           companies.

                                        The possible reduction in the capital
                                        increase, provided for in Chapter 2 of
                                        this prospectus, will be split between
                                        the above-mentioned objectives, but will not impact the achievement of these objectives.

Underwriting                            The offering will be underwritten by BNP
                                        Paribas. The underwriting commitment
                                        does not constitute a "garantie de bonne fin" within the meaning of article
                                        L.225-145 of the Commercial Code.

2.   Summary of Remainder of Note d'Operation
     ----------------------------------------

Chapter 1
---------

- Francois Legros is responsible for the preliminary prospectus, and gives an attestation required by regulation.
- The auditors are identified (Ernst & Young Audit and Audit Consulting Taxes), as are the supplementary auditors
- The auditors certify that the financial statements and certain other financial information are audited and/or correct, in the form required by French regulation.
-    Pierre Schwich is identified as responsible for financial information

Chapter 2
---------

- Summary of offering terms. Information is essentially a more detailed version of the summary set forth above.

-    Board of Directors approved offering of 1,520,380 shares, with over

- allotment option of 220,058 (15% of the offering). The Chairman of the Board, pursuant to an authorization, limited the number of shares to 1,520,380, with the possibility of capping the offering at only 75% of the total offering size.

- Offering is split between an institutional offering (90%) and a retail offering (10%)

- Gross proceeds will be 22,349,596 euro and net proceeds will be 21,150,000 euro.

-    Description of characteristics of shares and French tax regime

-    Listing information

-    Nouveau Marche trading history information, as follows:

                    -------------------------------------------------------------------------------------
     Month                      Share price in euro                   Volume                Volume
                    -------------------------------------------------------------------------------------
                         Low          High         Weighted      Number of shares      Millions of euro
                                                    Average
---------------------------------------------------------------------------------------------------------
July 2001               13.13         26.50          21.96           1,284,994              22.31
---------------------------------------------------------------------------------------------------------
August 2001             11.50         17.47          14.73           1,059,242              15.80
---------------------------------------------------------------------------------------------------------
September 2001          9.76          17.20          12.89           1,104,847              13.87
---------------------------------------------------------------------------------------------------------
October 2001            12.50         17.00          15.67            692,723               10.85
through October 15
---------------------------------------------------------------------------------------------------------

         Last trading price on October 15, 2001 : 16.79.

-    Table setting forth impact on existing shareholders

       By way of example, based on consolidated shareholders' equity on June 30, 2001 and the number of shares issued at such date, at the offering price of 14.7 euro per share, the shareholders equity per share, before and after the capital increase, would be as follows (after taking into account expenses and underwriting commissions) :

                                       06/30/2001               06/30/2001
                                   Before issuance of       After issuance of

                                       new shares          1,520,380 new shares
--------------------------------------------------------------------------------
Consolidated shareholders' equity        217,164                 239,513

(thousands of euro)

Number of shares outstanding           13,164,122               14,684,502

Shareholders' equity per share            16.49                   16.31

(in euro)
--------------------------------------------------------------------------------
A shareholder who today holds 1% of the capital (134,287 shares) of the company would hold, after the issuance of 1,520,380 new shares, 0.91% of the capital of the company.



Chapter 3
---------

Information about:

-    Genesys (incorporation by reference of document de reference),
-    Share capital as of recent date
-    Conversion of bonds since date of document de reference
-    Holders of 5% or more of capital (Schroder Investment Management Limited)
-    Fully diluted share capital, and securities giving rights to capital
-    Share repurchase program
-    Authorized capital

Chapter 4
---------

- Information about Genesys business (incorporation by reference of document de reference)
- Recent developments since date of document de reference (summary of events in recent press releases)

Chapter 5
---------

-    Consolidated financial statements
-    Condensed pro forma financial statements
- Incorporation by reference of financial information and MD&A from document de reference

Chapter 6
---------

-    Management (incorporation by reference of document de reference)

Chapter 7
---------

-    Recent developments and future perspectives
-    Restatement of current
     business strategy.

                             [GENESYS LOGO OMITTED]

Press Release
-------------
FOR IMMEDIATE RELEASE
---------------------


     Genesys Conferencing announces the final terms of its capital increase:
                        - Issuing of 1 520 380 new shares
                   - Subscription price fixed at 14.70 euros
                - Subscription period: from 17 - 20 October 2001


Montpellier, France - October 17, 2001 - Genesys Conferencing (Euronext Paris :
3955 and Nasdaq National Market New-York : GNSY), the world's leading conferencing specialist, today announced the final terms of its new share offering.

Terms of the offering:
The offering will include 1 520 380 new shares at a subscription price of 14.70 euros per share. It will not include preferential subscription rights or a priority subscription period for existing shareholders. The offering will raise
22.3 million euros.

The offering will include an institutional placement in France and outside France (excluding the United States and Canada), and a retail offering to individual investors located in France. The subscription period will be from Wednesday October 17 to Monday October 22.

As previously announced, Genesys is looking to reinforce its financial capacity, given the favorable environment of the conferencing industry, in order to:

     - maintain the capacity of its technical platforms so as to be able to meet the increase in volumes and preserve planned safety margins, and

     - support the accelerating deployment of its services to meet the increase in demand for value-added services from multinationals companies.

Copies of the preliminary prospectus, which consists of the reference document (document de reference) registered by the Commission des Operations de Bourse under no. R01-404 and the note d'operation definitive dated October 17, 2001, approved by the COB under no. 01-1220, are available free of charge from the company's headquarters. A notice will be published in the Bulletin des Annonces Legales et Obligatoires (BALO) on October 17, 2001.
The Commission des Operations de Bourse draws attention to the fact that it is possible that the capital increase could be limited to the amount of subscriptions received, on condition that the latter reaches at least 3/4 of the increase in capital, i.e. 1 140 285 shares.


This material is not an offer for sale of Genesys' shares in the United States. Genesys' shares may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Genesys S.A. does not intend to register any portion of the offering in the United States or to conduct a public offering of shares in the United States.


CONTACTS Genesys Conferencing :
Pierre SCHWICH                 Marine POUVREAU                     Florence CATEL
Executive Vice President,
Audit, Financial Planning
and Investor Relations         Shareholder and Investor Relations  Corporate Press Relations
Tel: +33 4 99 13 27 55         Tel: + 33 4 99 13 25 17             Tel: + 33 4 99 13 27 49
pierre.schwich@genesys.com     marine.pouvreau@genesys.com         florence.catel@genesys.com
--------------------------


     Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market
    Euronext : 3955 - Nasdaq : GNSY - Reuters : GNSY LP - Bloomberg : GENE LP
                                 www.genesys.com
                                 ---------------

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 17, 2001

                                     GENESYS SA


                                     By:  /s/ Pierre Schwich
                                        ---------------------------------------
                                        Name:  Pierre Schwich
                                        Title: Executive Vice President, Audit,
                                               Financial Planning and Investor
                                               Relations